August 12, 2025

Kathy Lee-Sepsick
President and Chief Executive Officer
Femasys Inc.
3950 Johns Creek Court, Suite 100
Suwanee, GA 30024

       Re: Femasys Inc.
           Draft Registration Statement on Form S-1
           Submitted August 8, 2025
           CIK No. 0001339005
Dear Kathy Lee-Sepsick:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Anna Tomczyk, Esq.